UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bacterin International Holdings, Inc.
(Name of Issuer)

Common Stock, $0.000001 par value
(Title of Class of Securities)

05644R101
(CUSIP number)

Guy S. Cook
664 Cruiser Lane
Belgrade, MT 59714
(406) 388-0480
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy S. Cook
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,931,765 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,931,765 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,931,765
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34%
14.	TYPE OF REPORTING PERSON* IN

(1) Includes 104,594 shares underlying a warrant and 25,000 shares subject to employee stock options held by spouse.

Explanatory Note

This Amendment No. 1 to Schedule 13D relates to the disposition of shares of common stock (the “Common Stock”) of Bacterin International Holdings, Inc., a Delaware corporation (the “Company”) and the termination of an agreement previously attached as an Exhibit to the initial Schedule 13D filed May 12, 2011 (“Initial 13D”). Except as otherwise provided herein, each Item of the Initial 13D remains unchanged.

Item 4.    Purpose of Transaction

The disclosure provided in Item 4 of Schedule 13D is hereby amended to include the following additional disclosure:

Following the third planned sale pursuant to a previously attached Stock Purchase Agreement (the “Agreement”) between the reporting person and Seaside88, LP, the Agreement was terminated and the reporting person has no further obligation to sell any shares pursuant to the Agreement.  A Stock Purchase Termination Agreement is attached as Exhibit 99.3 to this Amendment No. 1 to Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)
The reporting person beneficially owns 12,931,765 shares, which includes 104,594 shares underlying a warrant and 25,000 shares subject to employee stock options held by the reporting person’s spouse.  The reporting person’s beneficial ownership represents approximately 34% of the issued and outstanding shares of the Company’s common stock.

(c )
On June 6, 2011 and July 11, 2011, the reporting person sold 150,000 shares of the Company’s common stock for $2.9721 and $2.63 respectively pursuant to a Stock Purchase Agreement which was attached as an exhibit to the Initial 13D and which has since been terminated pursuant to the Stock Purchase Termination Agreement attached as Exhibit 99.3 to this Amendment No. 1 to Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person has terminated his obligation to sell shares pursuant to the Stock Purchase Agreement that was attached as Exhibit 99.1 to the Initial 13D pursuant to a Stock Purchase Termination Agreement attached as Exhibit 99.3 to this Amendment No. 1 to Schedule 13D.

Item 7.    Material to be Filed as Exhibits

The Stock Purchase Termination Agreement referenced in Item 6 above is attached as Exhibit 99.3.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/14/11
Date

/s/ Guy S. Cook
Signature

Guy S. Cook
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C 1001)

Exhibit Index

No.	Description
99.3	Stock Purchase Termination Agreement